January 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Mr. Jim B. Rosenberg
Mr. Rolf Sundwall
Ms. Keira Nakada

Re:	SEC Comment Letter dated December 22, 2016
Akebia Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 001-36352

Dear Mr. Rosenberg, Mr. Sundwall, and Ms. Nakada:

This letter is to confirm our telephone conversation on January 6, 2017, with Mr. Sundwall of the staff of the Securities and Exchange Commission regarding our request for an extension of time to respond to your comment letter dated December 22, 2016. As discussed, we require additional time to prepare a response. As a result, we expect to submit our response by January 20, 2017. We extend our thanks for allowing this extension.

Please contact Paul Kinsella of Ropes & Gray LLP at 617-951-7921 if you have any questions. We appreciate your accommodation in this matter.

Very truly yours,

/s/ Jason Amello

Jason Amello

Senior Vice President, Chief Financial Officer and Treasurer